EXHIBIT 1

                                  [TRANSLATION]

                                                                    May 24, 2007

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

TEL AVIV STOCK EXCHANGE             SECURITIES AUTHORITY
www.tase.co.il                      www.isa.gov.il

                     IMMEDIATE REPORT OF RESULTS OF MEETING

Notice is hereby given that at the Annual General Meeting of the Bank which took place on May 24, 2007, the following resolutions were adopted:

     1. To ratify the resolution of the Board of Directors by which the auditing firm of Somekh Chaikin, who jointly with the auditing firm of Kesselman and Kesselman, was appointed as the accountants-auditors of the Bank for 2006, shall solely provide the Bank with the auditing services regarding the financial statements of the bank included in the Bank's annual report for 2006 (Form 20-F) to the Securities and Exchange Commission in the U.S.

     2.

          a. The term of the firm of Somekh Chaikin as accountants-auditors of the bank shall not be renewed.

          b. To appoint the accounting firm of Kesselman and Kesselman as accountants-auditors of the Bank for 2007. Pursuant to Sec. 154 of the Companies Law 1999, the auditors will hold their position until the end of the next Annual Meeting.

          c. To authorize the Board of Directors of the Bank to set the accountants-auditors' remuneration for their auditing services for 2007, subject to the following conditions:

               1. The remuneration and terms of employment concerning the above-mentioned auditing services shall be set according to the rate set in circulars of the Government Companies Authority.

               2. The Board of Directors shall review the time sheet and remuneration report that will be presented by the accountants-auditors concerning the above-mentioned auditing services, in light of the circulars of the Government Companies Authority, with an emphasis on the rates and the breakdown among the professional staff.